

Mail Stop 3030

September 13, 2018

Antonio Carrillo
President and Chief Executive Officer
Arcosa, Inc.
2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

     Re: Arcosa, Inc.
              Amendment No. 3 to Registration Statement on Form 10-12B
              Filed August 29, 2018
              File No. 001-38494

Dear Mr. Carrillo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Arcosa Combined Financial Statements as of December 31, 2017

Note 7. Goodwill, page F-15

1.   We note your response to prior comment 2 and 3. Please revise to include enhanced discussion, consistent with the response, that the impairment was largely the result of a significant downturn in certain energy markets served by Arcosa in 2015 and that the impaired goodwill related to several acquisitions consummated in 2013 and 2014.

Antonio Carrillo
Arcosa, Inc.
September 13, 2018
Page 2

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen F. Arcano, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP